FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1 April 2005 to 11 April 2005

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Annual Review and Summary Financial Statement 2004

99.2	Report & Accounts and Form 20-F 2004

99.3	Notice of the 2005 Annual General Meeting

99.4	2005 Annual General Meeting Proxy Form

99.5	Notification of Interests of Directors and Connected Persons – KG Hanna, 6 April 2005

99.6	Notification of Interests of Directors and Connected Persons – RJ Stack, 6 April 2005

99.7	Notification of Interests of Directors and Connected Persons – HT Stitzer, 6 April 2005

99.8	Notification of Interests of Directors and Connected Persons – JM Sunderland & JM Sunderland, 6 April 2005

99.9	Notification of Interests of Directors and Connected Persons – JM Sunderland, 7 April 2005

99.10	Notification of Interests of Directors and Connected Persons – DAR Thompson, 8 April 2005

99.11	Notification of Interests of Directors and Connected Persons – Baroness Wilcox, 8 April 2005

99.12	Notification of Interests of Directors and Connected Persons – RM Carr, 8 April 2005

99.13	Notification of Interests of Directors and Connected Persons – RP Thorne, 8 April 2005

99.14	Notification of Interests of Directors and Connected Persons – RS Braddock, 8 April 2005

99.15	Notification of Interests of Directors and Connected Persons – WCG Berndt, 8 April 2005

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

(Registrant)

Signed:	J M Mills
Director of Group Secretariat

Dated:	11 April 2005